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                 December 8, 2021

       Barry Kostiner
       Chief Financial Officer
       Legacy Education Alliance, Inc.
       1490 NE Pine Island Rd. Suite 5D
       Cape Coral, FL 33909

                                                        Re: Legacy Education
Alliance, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on November
30, 2021
                                                            File No. 333-261414

       Dear Mr. Kostiner:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Dietrich King at 202-551-8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Dominick Ragno